Exhibit 99.1

Press Release

HUTCHMED Selected as Constituent of Certain Hang Seng Indexes

Hong Kong, Shanghai & Florham Park, NJ — Monday, August 23, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that HUTCHMED has been selected as a constituent stock of several indexes administered by Hang Seng Indexes Company Limited (“Hang Seng”), including the Hang Seng Composite Index, in accordance with the latest index series release by Hang Seng, with effect from Monday, September 6, 2021.

The Hang Seng Composite Index offers a comprehensive Hong Kong market benchmark that covers about the top 95th percentile of the total market capitalization of companies listed on the Main Board of The Stock Exchange of Hong Kong Limited. HUTCHMED has also been selected for six other indexes of Hong Kong-listed stocks, including the Hang Seng Healthcare Index and the Hang Seng Hong Kong-Listed Biotech Index.

In addition to the above indexes of stocks listed in Hong Kong, Hang Seng has also selected HUTCHMED for inclusion in six cross-market indexes, including the Hang Seng Stock Connect China 500 Index, which aims to measure the overall performance of the 500 largest Chinese companies in terms of market capitalization listed in Hong Kong and/or mainland China that are eligible for Northbound or Southbound trading under the Stock Connect schemes.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its inclusion as a constituent stock of the Hang Seng Composite Index and its ability to meet the eligibility criteria for trading via the southbound trading link of Stock Connect. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding HUTCHMED’s financial condition and results of operations, general economic, regulatory and political conditions and the impact of COVID-19 on any of the foregoing. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500